UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
(Amendment No. 2)*

IGI Laboratories, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

449575 10 9
(CUSIP Number)

John T. Unger 600 Travis, Suite 5800 Houston, Texas 77002 (713) 993-4645

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 449575 10 9	13D	Page 1 of 14 Pages

1	NAMES OF REPORTING PERSONS. Life Sciences Opportunities Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,384,545.1766*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,384,545.1766*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,384,545.1766*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock and shares of Series C Preferred Stock held by the Reporting Person, such shares of Common Stock representing approximately 11.8% of the outstanding shares of Common Stock, which percentage is based on 17,796,247 shares of Common Stock outstanding as of March 29, 2010 as reported in the Issuer’s Form 10-K filed with the SEC on March 31, 2010, and an aggregate of 2,384,545.1766 shares of Common Stock issuable upon conversion of shares of Series B-1 Preferred Stock and Series C Preferred Stock of the Issuer held by the Reporting Person.

SCHEDULE 13D
CUSIP No. 449575 10 9	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS. Life Sciences Opportunities Fund (Institutional) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 13,328,382.9369*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,328,382.9369*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,328,382.9369*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock and shares of Series C Preferred Stock held by the Reporting Person, such shares of Common Stock representing approximately 42.8% of the outstanding shares of Common Stock, which percentage is based on 17,796,247 shares of Common Stock outstanding as of March 29, 2010 as reported in the Issuer’s Form 10-K filed with the SEC on March 31, 2010, and an aggregate of 13,328,382.9369 shares of Common Stock issuable upon conversion of shares of Series B-1 Preferred Stock and Series C Preferred Stock of the Issuer held by the Reporting Person.

SCHEDULE 13D
CUSIP No. 449575 10 9	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS. Signet Healthcare Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 15,712,928.1135*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 15,712,928.1135*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,712,928.1135*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock and shares of Series C Preferred Stock beneficially owned by the Reporting Person, such shares of Common Stock representing approximately 46.9% of the outstanding shares of Common Stock, which percentage is based on 17,796,247 shares of Common Stock outstanding as of March 29, 2010 as reported in the Issuer’s Form 10-K filed with the SEC on March 31, 2010, and an aggregate of 15,712,928.1135 shares of Common Stock issuable upon conversion of shares of Series B-1 Preferred Stock and Series C Preferred Stock of the Issuer beneficially owned by the Reporting Person.

SCHEDULE 13D
CUSIP No. 449575 10 9	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS. Sanders Morris Harris Inc. (formerly SMH Capital Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 15,712,928.1135*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 15,712,928.1135*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,712,928.1135*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock and shares of Series C Preferred Stock beneficially owned by the Reporting Person, such shares of Common Stock representing approximately 46.9% of the outstanding shares of Common Stock, which percentage is based on 17,796,247 shares of Common Stock outstanding as of March 29, 2010 as reported in the Issuer’s Form 10-K filed with the SEC on March 31, 2010, and an aggregate of 15,712,928.1135 shares of Common Stock issuable upon conversion of shares of Series B-1 Preferred Stock and Series C Preferred Stock of the Issuer beneficially owned by the Reporting Person.

SCHEDULE 13D
CUSIP No. 449575 10 9	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS. Sanders Morris Harris Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 15,712,928.1135 *
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 15,712,928.1135 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,712,928.1135 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock and shares of Series C Preferred Stock beneficially owned by the Reporting Person, such shares of Common Stock representing approximately 46.9% of the outstanding shares of Common Stock, which percentage is based on 17,796,247 shares of Common Stock outstanding as of March 29, 2010 as reported in the Issuer’s Form 10-K filed with the SEC on March 31, 2010, and an aggregate of 15,712,928.1135 shares of Common Stock issuable upon conversion of shares of Series B-1 Preferred Stock and Series C Preferred Stock of the Issuer beneficially owned by the Reporting Person.

SCHEDULE 13D
CUSIP No. 449575 10 9	13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS. James C. Gale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 15,712,928.1135 *
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 15,712,928.1135 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,712,928.1135 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock and shares of Series C Preferred Stock beneficially owned by the Reporting Person, such shares of Common Stock representing approximately 46.9% of the outstanding shares of Common Stock, which percentage is based on 17,796,247 shares of Common Stock outstanding as of March 29, 2010 as reported in the Issuer’s Form 10-K filed with the SEC on March 31, 2010, and an aggregate of 15,712,928.1135 shares of Common Stock issuable upon conversion of shares of Series B-1 Preferred Stock and Series C Preferred Stock of the Issuer beneficially owned by the Reporting Person.

SCHEDULE 13D
CUSIP No. 449575 10 9	13D	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS. Joyce Erony
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 15,712,928.1135*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 15,712,928.1135*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,712,928.1135 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock and shares of Series C Preferred Stock beneficially owned by the Reporting Person, such shares of Common Stock representing approximately 46.9% of the outstanding shares of Common Stock, which percentage is based on 17,796,247 shares of Common Stock outstanding as of March 29, 2010 as reported in the Issuer’s Form 10-K filed with the SEC on March 31, 2010, and an aggregate of 15,712,928.1135 shares of Common Stock issuable upon conversion of shares of Series B-1 Preferred Stock and Series C Preferred Stock of the Issuer beneficially owned by the Reporting Person.

SCHEDULE 13D
CUSIP No. 449575 10 9	13D	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS. George L. Ball
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 15,712,928.1135*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 15,712,928.1135*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,712,928.1135*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock and shares of Series C Preferred Stock beneficially owned by the Reporting Person, such shares of Common Stock representing approximately 46.9% of the outstanding shares of Common Stock, which percentage is based on 17,796,247 shares of Common Stock outstanding as of March 29, 2010 as reported in the Issuer’s Form 10-K filed with the SEC on March 31, 2010, and an aggregate of 15,712,928.1135 shares of Common Stock issuable upon conversion of shares of Series B-1 Preferred Stock and Series C Preferred Stock of the Issuer beneficially owned by the Reporting Person.

This Amendment No. 2 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2009, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on May 19, 2009 (the “Schedule 13D”), by (i) Life Sciences Opportunities Fund II, L.P., a Delaware limited partnership (“LOF”), (ii) Life Sciences Opportunities Fund (Institutional) II, L.P., a Delaware limited partnership (“LOFI” and together with LOF, the “Funds”), (iii) Signet Healthcare Partners, LLC, a Delaware limited liability company and general partner of LOF and LOFI (the “General Partner”), (iv) Sanders Morris Harris Inc. (formerly SMH Capital Inc.), a Texas corporation and the controlling member of the General Partner (“SMH”), (v) Sanders Morris Harris Group, Inc., a Texas corporation and the parent of SMH (“SMHG”), (vi) James C. Gale, (vii) Joyce Erony and (viii) Ben T. Morris, with respect to the Common Stock, $0.01 par value per share (the “Common Stock”) of IGI Laboratories, Inc., a Delaware corporation (the “Issuer”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.  From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Item 2.  Identity and Background.

Item 2 is hereby amended as follows:

Ben T. Morris is no longer the Chief Executive Officer of SMH and SMHG and, therefore, is no longer a beneficial owner of shares held by LOF and LOFI.  All references to Mr. Morris are hereby deleted and Mr. Morris is no longer a “Reporting Person.”

SMH Capital Inc. changed its name to Sanders Morris Harris Inc.  Therefore, all references to “SMH Capital Inc.” or “SMH Capital” are changed to “Sanders Morris Harris Inc.” and “SMH”, respectively.

Item 2 is hereby supplemented to add the following:

George L. Ball is Chief Executive Officer and a director of SMH and SMHG. The address of his principal office is 600 Travis, Suite 5800, Houston, Texas 77002. Mr. Ball is a citizen of the United States.

LOF, LOFI, the General Partner, SMH, SMHG, Ms. Erony and each of Messrs. Gale and Ball are collectively referred to herein as the “Reporting Persons.”

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented to add the following:

On March 29, 2010, the Issuer completed a private placement of 1,550 shares of Series C Convertible Preferred Stock, par value $0.01 per share, of the Issuer (the “Series C Preferred Stock”) to certain investors, including the Funds, for an aggregate purchase price of $1,550,000 (the “Series C Offering”). The Issuer agreed to sell the Series C Preferred Stock to each of the Funds pursuant to the terms of separate securities purchase agreements, each dated March 29, 2010 (the “Series C Purchase Agreements”), which contain substantially the same terms.  Upon the closing of the Series C Offering, the Issuer issued 102 shares of Series C Preferred Stock to LOF for an aggregate purchase price of $102,000 and 573 shares of Series C Preferred Stock to LOFI for an aggregate purchase price of $573,000. The source of funds for the aggregate purchase price for each of the Funds was working capital.

With respect to the individuals listed on Appendices A and A-1 of the Schedule 13D:

The Issuer agreed to sell Series C Preferred Stock to Don A. Sanders, a director of SMH and SMHG, and his spouse pursuant to the terms of securities purchase agreements, dated March 29, 2010, which contain substantially the same terms as the Series C Purchase Agreements.  Upon the closing of the Series C Offering, the Issuer issued an aggregate of 125 shares of Series C Preferred Stock to Mr. Sanders and his spouse for an aggregate purchase price of $125,000.  The source of funds for the aggregate purchase price was personal funds.

Item 4.  Purpose of Transaction

Item 4 is hereby amended to note that the Series B-1 Preferred Stock is convertible into (i) 14,634 shares of Common Stock plus (ii) such number of shares of Common Stock equal to the accrued and unpaid dividends on the Series B-1 Preferred Stock as of the date of conversion divided by $0.41, subject to customary anti-dilution provisions.

Item 4 is hereby supplemented to add the following:

Series C Purchase Agreement

Pursuant to the Series C Purchase Agreements, the Issuer completed a private placement of Series C Preferred Stock to the Funds for an aggregate purchase price of $675,000.  Upon the closing of the Series C Offering, the Issuer issued 102 shares and 573 shares of Series C Preferred Stock to LOF and LOFI, respectively.  Each share of Series C Preferred Stock is convertible into 1,449.2 shares of Common Stock of the Issuer, for an implied Common Stock conversion price of $0.69 per share.  The Series C Purchase Agreements include customary representations and warranties on behalf of each of the Issuer and LOF or LOFI, as applicable.

In connection with the Series C Offering, the Issuer entered into a registration rights agreement (the “Series C Registration Rights Agreement”) with each of the investors, dated March 29, 2010, relating to the registration of the Common Stock into which the Series C Preferred Stock is convertible (the “Registrable Shares”). The Series C Registration Rights Agreement provides that the Issuer will file a “resale” registration statement (the “Initial Registration Statement”) covering all of the Registrable Shares within 9 months of the closing of the Series C Offering, subject to certain limitations. Further, the Issuer has agreed to pay the investors specified cash payments as partial liquidated damages in the event the Initial Registration Statement is not filed in a timely manner.

With respect to the individuals listed on Appendices A and A-1 of the Schedule 13D, Don A. Sanders, a director of SMH and SMHG, and his spouse participated in the Series C Offering and, upon the closing thereof, the Issuer issued an aggregate of 125 shares of Series C Preferred Stock to Mr. Sanders and his spouse.  Mr. Sanders and his spouse are also parties to the Series C Registration Rights Agreement.

The foregoing descriptions of the Series C Purchase Agreements and the Series C Registration Rights Agreement are qualified in their entirety by the Series C Purchase Agreements and Series C Registration Rights Agreement, which are attached hereto as Exhibits 2 and 3 and are incorporated herein by reference.

The Series C Preferred Stock

On March 29, 2009, the Issuer filed the Certificate of Designation of the Relative Rights and Preferences of the Series C Convertible Preferred Stock (the “Series C Certificate of Designation”) with the Secretary of State of the State of Delaware.  The Board of Directors authorized and approved this filing on March 25, 2010 in connection with the creation, reservation and designation of 1,550 shares of a series of preferred stock as “Series C Convertible Preferred Stock.”

The Series C Preferred Stock will pay a quarterly dividend, which will accrue at an annual rate of 5% of the Original Issue Price (as defined in the Series C Certificate of Designation), subject to appropriate adjustment.  The affirmative consent of a majority of the shares of Series C Preferred Stock is required in order for the Issuer to (i) authorize, create or issue any class or series of capital stock ranking senior to or on parity with the Series C Preferred Stock or (ii) redeem or repurchase any Common Stock, except in certain circumstances set forth in the Series C Certificate of Designation.  In addition, the Series C Preferred Stock shall be entitled to vote on an as-converted basis together as a single class, with the holders of the Common Stock and all other series and classes of stock permitted to vote with the Common Stock on all matters submitted to a vote of holders of the Common Stock, subject to certain limitations provided for under the Series C Certificate of Designation.

Pursuant to the terms of the Series C Certificate of Designation, each share of Series C Preferred Stock is convertible into (i) 1,449.2 shares of Common Stock (which is equal to 1,000 divided by the closing price of the Common Stock on March 29, 2010 of $0.69) plus (ii) such number of shares of Common Stock equal to the accrued and unpaid dividends on the Series C Preferred Stock as of the date of conversion divided by $0.69, subject to customary anti-dilution provisions.  Pursuant to the terms of the Series C Certificate of Designation, the Series C Preferred Stock can be converted into Common Stock at the option of the holder at any time.  The Series C Preferred Stock will automatically convert into shares of Common Stock upon the earlier of the date that (i) the Closing Price (as defined in the Series C Certificate of Designation) of the Common Stock shall have exceeded $2.07 for a period of twenty-five (25) consecutive trading days immediately preceding such date and (ii) as determined by the affirmative vote or consent of the holders of at least a majority of the shares of the Series C Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting.

The foregoing description of the Series C Certificate of Designation is qualified in its entirety by the Series C Certificate of Designation, which is filed as Exhibit 4 hereto and incorporated herein by reference.

The Funds intend to review continuously their investment in the Issuer and may or may not seek involvement in the Issuer’s affairs. Depending on their evaluation of the Issuer’s business and prospects and future developments, the Funds, or other individuals or entities that may be deemed to be affiliates of the Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

Except as described in this Item 4, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any individual listed on Appendices A or A-1 of the Schedule 13D, has any present plans or proposals which relate or would result in: (a) the acquisition by any such person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)  The aggregate number and percentage of shares of Common Stock reported owned by each of the Reporting Persons herein is (i) based upon 17,796,247 outstanding shares of Common Stock of the Issuer as of March 29, 2010 as reported in the Issuer’s Form 10-K filed with the SEC on March 31, 2010 and (ii) assumes the conversion into Common Stock of all of the shares of Series B-1 Preferred Stock and Series C Preferred Stock beneficially owned by such person.

Beneficial Owner	Aggregate Number of Shares Owned	Percentage of Class
Life Sciences Opportunities Fund II, L.P. (1)	2,384,545.1766	11.8%
Life Sciences Opportunities Funds (Institutional) II, L.P. (2)	13,328,382.9369	42.8%
Life Sciences Opportunities Fund II, L.P. and Life Sciences Opportunities Fund (Institutional) II, L.P. (3)	15,712,928.1135	46.9%
Signet Healthcare Partners, LLC (3)	15,712,928.1135	46.9%
SMH Capital Inc. (3)	15,712,928.1135	46.9%
Sanders Morris Harris Group, Inc. (3)	15,712,928.1135	46.9%
James C. Gale (3)	15,712,928.1135	46.9%
Joyce Erony (3)	15,712,928.1135	46.9%
George L. Ball (3)	15,712,928.1135	46.9%

(1) Includes 2,236,719.096 shares of Common Stock issuable upon conversion of 152.844 shares of Series B-1 Preferred Stock and 147,826.0806 shares of Common Stock issuable upon conversion of 102 shares of Series C Preferred Stock held by LOF.

(2) Includes 12,497,948.19 shares of Common Stock issuable upon conversion of 854.035 shares of Series B-1 Preferred Stock and 830,434.7469 shares of Common Stock issuable upon conversion of 573 shares of Series C Preferred Stock held by LOFI.

(3) Includes (i) 2,236,719.096 shares of Common Stock issuable upon conversion of 152.844 shares of Series B-1 Preferred Stock held by LOF, (ii) 12,497,948.19 shares of Common Stock issuable upon conversion of 854.035 shares of Series B-1 Preferred Stock held by LOFI, (iii) 147,826.0806 shares of Common Stock issuable upon conversion of 102 shares of Series C Preferred Stock held by LOF and (iv) 830,434.7469 shares of Common Stock issuable upon conversion of 573 shares of Series C Preferred Stock held by LOFI.

With respect to the individuals listed on Appendices A and A-1 of the Schedule 13D, Don A. Sanders is the beneficial owner of 181,159.4125 shares of Common Stock, or 1.0% of the outstanding shares of Common Stock assuming conversion of the Series C Preferred Stock beneficially owned by Mr. Sanders, issuable upon conversion of 125 shares of Series C Preferred Stock.  Except as set forth above, to the knowledge of the Reporting Persons, the persons listed on Appendix A and A-1 of the Schedule 13D do not beneficially own any shares of Common Stock of the Issuer.

(b)  The number of shares of Common Stock as to which there is (i) sole power to vote or direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference.  Don A. Sanders has sole voting and dispositive power over the shares of Common Stock beneficially owned by him.

(c)  Except for the transactions described in Items 3 and 4 above, no other transactions involving shares of the Issuer’s Common Stock were effected by the Reporting Persons or any persons set forth on Appendices A and A-1 of the Schedule 13D during the sixty days before the date of this Amendment No. 2 to Schedule 13D.

(d)  Except as set forth in Item 5(a), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e)  Ben T. Morris ceased to be a Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented to add the following:

The description of the Series C Registration Rights Agreement in Item 4 is incorporated herein by reference.  The description of the Series C Registration Rights Agreement is qualified in its entirety by the Series C Registration Rights Agreement, which is attached hereto as Exhibit 3 and is incorporated herein by reference.

The terms of the Series C Preferred Stock including, but not limited to, voting and dividend rights thereof, are described in Item 4 under the heading “The Series C Preferred Stock”, which such description is incorporated herein by reference.  The description of the Series C Certificate of Designation is qualified in its entirety by the Series C Certificate of Designation, which is filed as Exhibit 3 hereto and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby supplemented to add the following exhibits:

Exhibit	Title
1*	Joint Filing Agreement of the Reporting Persons.
2 (1)	Form of Securities Purchase Agreement, by and among IGI Laboratories, Inc. and the purchasers thereto, dated March 29, 2010.
3 (2)	Registration Rights Agreement by and among IGI Laboratories, Inc., the purchasers set forth on Schedule A thereto, dated March 29, 2010.
4 (3)	Certificate of Designation of the Relative Rights and Preferences of the Series C Convertible Preferred Stock.

* Filed herewith.
(1) Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 31, 2010.
(2) Incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 31, 2010.
(3) Incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 31, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           April 6, 2010

Life Sciences Opportunities Fund II, L.P.

By: Signet Healthcare Partners, LLC

By:  /s/ James C. Gale
        Name:  James C. Gale
        Title:     Manager

Life Sciences Opportunities Fund (Institutional) II, L.P.

By: Signet Healthcare Partners, LLC

                                                                       By:   /s/ James C. Gale
        Name:  James C. Gale
        Title:     Manager

Signet Healthcare Partners, LLC

By:Sanders Morris Harris Inc. (formerly SMH Capital Inc.)

                         By:   /s/ George L. Ball
        Name:  George L. Ball
        Title:     Chief Executive Officer

Sanders Morris Harris Inc. (formerly SMH Capital Inc.)

By:   /s/ George L. Ball
        Name:  George L. Ball
        Title:     Chief Executive Officer

Sanders Morris Harris Group, Inc.

By:   /s/ George L. Ball
        Name:  George L. Ball
        Title:     Chief Executive Officer

/s/ James C. Gale
James C. Gale

/s/ Joyce Erony
Joyce Erony

/s/ George L. Ball
George L. Ball

Appendix A

The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 5800, Houston, Texas 77002. Except as indicated below, during the past five years, none of the persons listed below (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name	Present Principal Occupation or Employment; Business Address
Ben T. Morris	Director
George L. Ball	Chief Executive Officer, Director and Chairman of the Board
Robert E. Garrison II	President and Director
Don A. Sanders	Chairman of the Executive Committee and Director
Stephen R. Cordill	President of Asset and Wealth Management
William W. Sprague	Executive Vice President
Bruce R. McMaken	Executive Vice President
Stephen R. Cordill	President Asset and Wealth Management Group
John T. Unger	Senior Vice President and General Counsel
Neil Shaughnessy	Senior Vice President
Rick Berry	Senior Vice President
Eddie Anderson	Vice President
Leslie Jallans	Chief Compliance Officer
William S. Floyd, IV	President of SMH Partners Division
Howard Y. Wong	Chief Financial Officer and Treasurer
Susan Bailey	Secretary

Appendix A-1

The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of SMHG. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 5800, Houston, Texas 77002. Except as indicated below, during the past five years, none of the persons listed below (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name	Present Principal Occupation or Employment; Business Address
George L. Ball	Chief Executive Officer, Director and Chairman of the Board
Ben T. Morris	Director
Fredric M. Edelman	Director and President
Don A. Sanders	Director, Vice Chairman
W. Blair Waltrip	Director, private investor
Nolan Ryan	Director, private investor
Richard E. Bean	Director, Executive Vice President and Chief Financial Officer of Pearce Industries, Inc.
Charles W. Duncan, III	Director, President of Duncan Equities, Inc.
Scott McClelland	Director, President of the Houston and Central Market Division of H.E. Butt Grocery Company (H-E-B Grocery Stores)
Albert W. Niemi	Director, Dean of the Edwin L. Cox School of Business of Southern Methodist University
Rick Berry	Chief Financial Officer
John T. Unger	Senior Vice President and General Counsel
Bruce R. McMaken	Executive Vice President
Howard Wong	Controller
Susan Bailey	Corporate Secretary